Exhibit 99.3

SL Industries, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
SL Industries, Inc.

We have audited the accompanying consolidated balance sheets of SL Industries, Inc. (a New Jersey Corporation) and its subsidiaries (the Company) as of December 31, 2011 and 2010 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule II, Valuation and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SL Industries, Inc. and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
March 30, 2012

Item 1. Financial Statements

SL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2011	2010
		(As revised)
ASSETS
Current assets:
Cash and cash equivalents	$5,632,000	$1,374,000
Receivables, net	31,141,000	30,753,000
Inventories, net	22,599,000	22,225,000
Other current assets	2,074,000	1,994,000
Deferred income taxes, net	4,666,000	4,743,000
Total current assets	66,112,000	61,089,000
Property, plant and equipment, net	9,416,000	8,921,000
Deferred income taxes, net	8,648,000	6,984,000
Goodwill	22,738,000	22,756,000
Other intangible assets, net	3,229,000	4,012,000
Other assets and deferred charges, net	1,083,000	1,137,000
Total assets	$111,226,000	$104,899,000
LIABILITIES
Current liabilities:
Debt, current portion	$—	$9,800,000
Accounts payable	16,875,000	14,894,000
Accrued income taxes	14,000	1,400,000
Accrued liabilities:
Payroll and related costs	5,256,000	5,352,000
Other	9,563,000	8,614,000
Total current liabilities	31,708,000	40,060,000
Deferred compensation and supplemental retirement benefits	2,084,000	2,244,000
Other long-term liabilities	20,577,000	15,346,000
Total liabilities	54,369,000	57,650,000
Commitments and contingencies
SHAREHOLDERS’ EQUITY
Preferred stock, no par value; authorized, 6,000,000 shares; none issued	—	—
Common stock, $.20 par value; authorized, 25,000,000 shares; issued, 6,963,000 and 6,963,000 shares, respectively	1,393,000	1,393,000
Capital in excess of par value	25,002,000	24,085,000
Retained earnings	52,825,000	44,627,000
Accumulated other comprehensive (loss)	(349,000)	(87,000)
Treasury stock at cost, 2,395,000 and 2,477,000 shares, respectively	(22,014,000)	(22,769,000)
Total shareholders’ equity	56,857,000	47,249,000
Total liabilities and shareholders’ equity	$111,226,000	$104,899,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2011	2010	2009
Net sales	$212,331,000	$189,768,000	$147,551,000
Cost and expenses:
Cost of products sold	143,420,000	128,011,000	98,732,000
Engineering and product development	12,820,000	12,664,000	11,575,000
Selling, general and administrative	34,426,000	32,819,000	28,070,000
Depreciation and amortization	2,870,000	3,026,000	3,395,000
Restructuring costs	261,000	—	690,000
Total cost and expenses	193,797,000	176,520,000	142,462,000
Income from operations	18,534,000	13,248,000	5,089,000
Other income (expense):
Amortization of deferred financing costs	(218,000)	(252,000)	(351,000)
Fire related gain (loss), net	277,000	(109,000)	—
Interest income	3,000	2,000	8,000
Interest expense	(179,000)	(86,000)	(63,000)
Income from continuing operations before income taxes	18,417,000	12,803,000	4,683,000
Income tax provision	5,582,000	3,021,000	1,119,000
Income from continuing operations	12,835,000	9,782,000	3,564,000
(Loss) from discontinued operations (net of tax)	(4,637,000)	(7,226,000)	(628,000)
Net income	$8,198,000	$2,556,000	$2,936,000
Basic net income (loss) per common share
Income from continuing operations	$2.83	$1.69	$0.59
(Loss) from discontinued operations (net of tax)	(1.02)	(1.25)	(0.10)
Net income	$1.81	$0.44	$0.49
Diluted net income (loss) per common share
Income from continuing operations	$2.80	$1.68	$0.59
(Loss) from discontinued operations (net of tax)	(1.01)	(1.24)	(0.10)
Net income	$1.79	$0.44	$0.49
Shares used in computing basic net income (loss) per common share	4,535,000	5,775,000	6,004,000
Shares used in computing diluted net income (loss) per common share	4,573,000	5,811,000	6,015,000

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2011	2010	2009
Net income	$8,198,000	$2,556,000	$2,936,000
Other comprehensive income (net of tax):
Foreign currency translation	(262,000)	54,000	(23,000)
Comprehensive income	$7,936,000	$2,610,000	$2,913,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

					Capital in Excess of	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Common Stock
	Issued		Held In Treasury
	Shares	Amount	Shares	Amount	Par Value	Earnings	(Loss)	Equity
Balance December 31, 2008	8,298,000	$1,660,000	(2,391,000)	$(19,468,000)	$43,651,000	$39,135,000	$(118,000)	$64,860,000
Net income						2,936,000		2,936,000
Foreign currency translation							(23,000)	(23,000)
Stock-based compensation					253,000			253,000
Treasury stock sold			391,000	3,182,000	(877,000)			2,305,000
Treasury stock purchased			(166,000)	(1,231,000)				(1,231,000)
Balance December 31, 2009	8,298,000	$1,660,000	(2,166,000)	$(17,517,000)	$43,027,000	$42,071,000	$(141,000)	$69,100,000
Net income						2,556,000		2,556,000
Foreign currency translation							54,000	54,000
Other, including exercise of employee stock options and related income tax benefits			107,000	877,000	(104,000)			773,000
Stock-based compensation					174,000			174,000
Repurchase and retirement of common stock	(1,335,000)	(267,000)			(19,184,000)			(19,451,000)
Treasury stock sold			60,000	476,000	172,000			648,000
Treasury stock purchased			(478,000)	(6,605,000)				(6,605,000)
Balance December 31, 2010	6,963,000	$1,393,000	(2,477,000)	$(22,769,000)	$24,085,000	$44,627,000	$(87,000)	$47,249,000
Net income						8,198,000		8,198,000
Foreign currency translation							(262,000)	(262,000)
Other, including exercise of employee stock options and related income tax benefits			82,000	755,000	353,000			1,108,000
Stock-based compensation					564,000			564,000
Balance December 31, 2011	6,963,000	$1,393,000	(2,395,000)	$(22,014,000)	$25,002,000	$52,825,000	$(349,000)	$56,857,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2011	2010	2009
OPERATING ACTIVITIES:
Net income	$8,198,000	$2,556,000	$2,936,000
Adjustment for losses from discontinued operations	4,637,000	7,226,000	628,000
Income from continuing operations	12,835,000	9,782,000	3,564,000
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation	1,842,000	1,894,000	2,080,000
Amortization	1,028,000	1,132,000	1,315,000
Amortization of deferred financing costs	218,000	252,000	351,000
Stock-based compensation	564,000	174,000	253,000
Tax benefit from exercise of stock options	(291,000)	(19,000)	—
Non-cash compensation expense (benefit)	—	156,000	(18,000)
Fire related (gain) loss	(277,000)	109,000	—
Provisions for losses on (recoveries of) accounts receivable	18,000	(66,000)	22,000
Cash surrender value of life insurance policies	—	1,000	(14,000)
Deferred compensation and supplemental retirement benefits	423,000	428,000	421,000
Deferred compensation and supplemental retirement benefit payments	(537,000)	(536,000)	(740,000)
Deferred income taxes	(1,587,000)	(2,047,000)	152,000
Loss on sales of equipment	22,000	41,000	104,000
Changes in operating assets and liabilities, excluding effects of business combinations and dispositions:
Accounts receivable	(388,000)	(8,299,000)	3,087,000
Inventories	(374,000)	(3,250,000)	2,762,000
Other current assets	(522,000)	(1,060,000)	373,000
Other assets	(77,000)	(107,000)	35,000
Accounts payable	1,981,000	4,681,000	267,000
Other accrued liabilities	3,360,000	2,126,000	(1,676,000)
Accrued income taxes	(1,215,000)	3,922,000	(442,000)
Net cash provided by operating activities from continuing operations	17,023,000	9,314,000	11,896,000
Net cash (used in) operating activities from discontinued operations	(1,347,000)	(1,496,000)	(2,297,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,676,000	7,818,000	9,599,000
INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(2,690,000)	(1,416,000)	(838,000)
Return of deposit on land rights	137,000	—	—
Purchases of other assets	(71,000)	(232,000)	(110,000)
NET CASH (USED IN) INVESTING ACTIVITIES	(2,624,000)	(1,648,000)	(948,000)
FINANCING ACTIVITIES:
Proceeds from Revolving Credit Facility	11,000,000	19,800,000	100,000
Payments of Revolving Credit Facility	(20,800,000)	(10,000,000)	(100,000)
Payments of deferred financing costs	(67,000)	(57,000)	(250,000)
Repurchase and retirement of common stock	—	(19,451,000)	—
Treasury stock purchases	—	(6,605,000)	(1,231,000)
Treasury stock sales	—	648,000	2,305,000
Proceeds from stock options exercised	817,000	754,000	—
Tax benefit from exercise of stock options	291,000	19,000	—
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(8,759,000)	(14,892,000)	824,000
Effect of exchange rate changes on cash	(35,000)	129,000	(12,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	4,258,000	(8,593,000)	9,463,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,374,000	9,967,000	504,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,632,000	$1,374,000	$9,967,000

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Note 1. Summary Of Significant Accounting Policies

Background: SL Industries, Inc. (the “Company”), a New Jersey corporation, through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, power quality products and specialized communication equipment that is used in a variety of commercial and military aerospace, computer, datacom, industrial, medical, telecom, transportation and utility equipment applications. Its products are incorporated into larger systems to increase operating safety, reliability and efficiency. The Company’s products are largely sold to original equipment manufacturers, the utility industry, and, to a lesser extent, commercial distributors. The Company’s customer base is primarily located in the United States. The Company’s operating subsidiaries are described and defined in Note 18. The Company’s discontinued operations are described and defined in Note 2.

Basis Of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use Of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas that require the use of management estimates relate to product warranty costs, accrued liabilities related to litigation, allowance for doubtful accounts, allowance for inventory obsolescence and environmental costs.

Reclassifications: Certain reclassifications have been made to the prior period Consolidated Balance Sheet to conform to the current year presentation. The Consolidated Balance Sheet for fiscal year 2010 was revised due to the reclassification of the Company’s long-term incentive plan accrual from payroll and related costs to other long-term liabilities.

Cash Equivalents: The Company considers all highly liquid debt instruments with an original maturity date of three months or less and investments in money market accounts to be cash equivalents. At December 31, 2011 and December 31, 2010, cash and cash equivalents held in the United States are held principally at one financial institution.

Accounts Receivable: The Company’s accounts receivable primarily consist of trade receivables and are reported net of allowances for doubtful accounts of approximately $603,000 and $585,000 as of December 31, 2011 and December 31, 2010, respectively. The Company’s estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy or insolvency). In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on several factors, including historical write-offs as a percentage of sales. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation), the Company’s estimates of the recoverability of amounts due could be reduced by a material amount. Receivables are charged off against the reserve when they are deemed uncollectible.

Inventories: Inventories are valued at the lower of cost or market. Cost is primarily determined using the first-in, first-out (“FIFO”) method. Cost for certain inventories is determined using the last-in, first-out (“LIFO”) method. The Company’s carrying cost of inventory is valued at the lower of cost or market as the Company continually reviews the book value of discontinued product lines to determine if these items are properly valued. The Company identifies these items and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then related inventory is adjusted to market value. If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, which is defined as selling price less costs to complete and dispose, and cannot be lower than the net realizable value less a normal profit margin. The Company also continually evaluates the composition of its inventory and identifies obsolete, slow-moving, and excess inventories. Inventory items identified as obsolete, slow-moving, or excess are evaluated to determine if reserves are required. If the Company were not able to achieve its expectations of the net realizable value of the inventory at current market value, it would have to adjust its reserves accordingly. The Company attempts to accurately estimate future product demand to properly adjust inventory levels. However, significant unanticipated changes in demand could have a significant impact on the value of inventory and of operating results.

Property, Plant And Equipment: Property, plant and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. Maintenance, repairs and minor renewals are charged to expense as incurred. When assets are sold or otherwise disposed of, any gain or loss is recognized currently. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, which range from 25 to 40 years for buildings, 3 to 15 years for equipment and other property, and the lesser of the lease term or life of the asset for leasehold improvements.

Goodwill And Other Intangibles: The Company follows Accounting Standards Codification (“ASC”) 350 “Intangibles – Goodwill and Other,” which requires that goodwill and other indefinite-lived intangible assets will no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their estimated useful lives.

The Company’s impairment testing is undertaken annually, or more frequently upon the occurrence of some indication that an impairment may take place. The Company conducted its annual impairment test as of December 31, 2011.

A two-step process is utilized to determine if goodwill has been impaired. In the first step, the fair value of each reporting unit is compared to the net asset value recorded for such unit. If the fair value exceeds the net asset value, the goodwill of the reporting unit is not adjusted. However, if the recorded net asset value exceeds the fair value, the Company would perform a second step to measure the amount of impairment loss, if any. In the second step, the implied fair value of the reporting unit’s goodwill is compared with the goodwill recorded for such unit. If the recorded amount of goodwill exceeds the implied fair value, an impairment loss is recognized in the amount of the excess.

As a result of the testing that was conducted as of December 31, 2011, the Company concluded that no impairment charge was warranted. However, there can be no assurance that the economic conditions currently affecting the world economy or other events may not have a negative material impact on the long-term business prospects of any of the Company’s reporting units. In such case, the Company may need to record an impairment loss, as stated above. There were no impairment charges related to goodwill and intangible assets recorded during 2011, 2010 and 2009.

Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets in accordance with ASC 360 “Property, Plant, and Equipment.” The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset, undiscounted and without interest or independent appraisals. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Revenue Recognition: Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. The major portion of the Company’s revenue is derived from equipment sales. The Company recognizes equipment revenue upon shipment or delivery, depending upon the terms of the order, and transfer of title. Generally, the revenue recognition criteria is met at the time the product is shipped. Provisions are made at the time the related revenue is recognized for product returns, product warranties, rebates, certain re-stocking programs with distributors and other sales incentives offered by the Company to its customers. Freight revenues billed to customers are included in net sales and expenses for shipping products are included in cost of sales.

Environmental Expenditures: Environmental expenditures that relate to current operations are charged to expense or capitalized, as appropriate. Expenditures that relate to an existing condition caused by formerly owned operations are expensed and recorded as part of discontinued operations, net of tax. Expenditures include costs of remediation and legal fees to defend against claims for environmental liability. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures includes, as appropriate, elements of costs such as site investigations, consultants’ fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted and they are not reduced by potential claims for recovery from insurance carriers. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other relevant factors, including changes in technology or regulations.

Deferred Financing Costs: Costs incurred in securing long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. In the case of loan modifications, the Company follows the guidance provided by ASC 470-50 “Debt – Modification and Extinguishments.” The net unamortized deferred financing costs at December 31, 2011 and December 31, 2010 were $65,000 and $229,000, respectively. The financing cost amortization expense was $218,000, $252,000, and $351,000, for 2011, 2010, and 2009, respectively.

Product Warranty Costs: The Company offers various warranties on its products. These warranties vary in length depending on the product. The Company provides for its estimated future warranty obligations in the period in which the related sale is recognized primarily based on historical experience. For 2011, 2010 and 2009, these expenses were $643,000, $1,293,000 and $728,000, respectively.

Advertising Costs: Advertising costs are expensed as incurred. For 2011, 2010 and 2009, these costs were $299,000, $192,000 and $214,000, respectively.

Research And Development Costs: Research and development costs are expensed as incurred. For 2011, 2010 and 2009, these costs were $2,888,000, $2,734,000 and $2,987,000, respectively.

Income Taxes: The Company accounts for income taxes based on the estimated effective annual income tax rates. The tax provision differs from taxes payable due to certain items of income, and expenses are recognized in different periods for financial statement purposes than for tax return purposes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company establishes valuation allowances if the Company believes that it is more likely than not that some of the deferred tax assets will not be realized. The Company does not recognize a tax benefit unless it is more likely than not that the benefit will be sustained on audit by the taxing authority based on the merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that, based on the Company’s judgment, is greater than fifty percent likely to be realized. The Company records interest and penalties related to unrecognized tax benefits as income tax expense.

Foreign Currency Conversion: Assets and liabilities of foreign operations are translated from local currency to U.S. dollars at the exchange rates in effect at the end of the fiscal period. Gains and losses from the translation of foreign operations are included in accumulated other comprehensive (loss) on the Company’s Consolidated Balance Sheets. Revenue and expenses are translated at the year-to-date average rate of exchange. Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the Company’s Consolidated Statements of Income.

Net Income (Loss) Per Common Share: The Company has presented net income (loss) per common share pursuant to ASC 260 “Earnings Per Share.” Basic net income (loss) per common share is computed by dividing reported net income (loss) available to common shareholders by the weighted-average number of shares outstanding for the period.

Diluted net income (loss) per common share is computed by dividing reported net income (loss) available to common shareholders by the weighted-average shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, which consist of stock options, using the treasury stock method.

The table below sets forth the computation of basic and diluted net income (loss) per share:

	December 31, 2011	December 31, 2010	December 31, 2009
	(in thousands, except per share amounts)
Basic net income available to common shareholders:
Net income available to common shareholders from continuing operations	$12,835	$9,782	$3,564
Diluted net income available to common shareholders from continuing operations	$12,835	$9,782	$3,564
Shares:
Basic weighted average number of common shares outstanding	4,535	5,775	6,004
Common shares assumed upon exercise of stock options	38	36	11
Diluted weighted average number of common shares outstanding	4,573	5,811	6,015
Basic net income (loss) per common share:
Income from continuing operations	$2.83	$1.69	$0.59
(Loss) from discontinued operations (net of tax)	(1.02)	(1.25)	(0.10)
Net income	$1.81	$0.44	$0.49
Diluted net income (loss) per common share:
Income from continuing operations	$2.80	$1.68	$0.59
(Loss) from discontinued operations (net of tax)	(1.01)	(1.24)	(0.10)
Net income	$1.79	$0.44	$0.49

For the years ended December 31, 2011, December 31, 2010 and December 31, 2009, approximately 4,000, 106,000 and 253,000 stock options, respectively, were excluded from the dilutive computations. Stock options are excluded from dilutive computations when the option exercise prices are greater than the average market price of the Company’s common stock.

Recently Adopted Accounting Standards

In April 2010, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2010-13 “Compensation – Stock Compensation – Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” ASU No. 2010-13 provides amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU No. 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-13 did not have an impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28 “Intangibles – Goodwill and Other.” ASC 350 is amended to clarify the requirement to test for impairment of goodwill. ASC 350 has required that goodwill be tested for impairment if the carrying amount of a reporting unit exceeds its fair value. Under ASU No. 2010-28, when the carrying amount of a reporting unit is zero or negative an entity must assume that it is more likely than not that a goodwill impairment exists, perform an additional test to determine whether goodwill has been impaired and calculate the amount of that impairment. The modifications to ASC 350 resulting from the issuance of ASU No. 2010-28 are effective for fiscal years beginning after December 15, 2010 and interim periods within those years. The adoption of the provisions of ASU No. 2010-28 did not have an impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29 “Business Combinations – Disclosure of Supplementary Pro Forma Information for Business Combinations.” This standard update clarifies that, when presenting comparative financial statements, Securities and Exchange Commission (“SEC”) registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU No. 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The adoption of the provisions of ASU No. 2010-29 did not have an impact on the Company’s consolidated financial statements but will affect the Company’s pro forma disclosures if a material business combination is consummated.

New Accounting Pronouncements and Other Standards

In May 2011, the FASB issued ASU No. 2011-4, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS,” which converges fair value measurement and disclosure guidance in U.S. GAAP with fair value measurement and disclosure guidance issued by the International Accounting Standards Board (“IASB”). The amendments in the authoritative guidance do not modify the requirements for when fair value measurements apply. The amendments generally represent clarifications on how to measure and disclose fair value under ASC 820, “Fair Value Measurement.” ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption not permitted. The Company believes the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income,” which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for fiscal years beginning on or after December 15, 2011and interim periods within those years. As this new guidance is related to presentation only, the implementation in the first quarter of 2012 will not have an impact on the Company’s results of operations, financial position or cash flows.

In September 2011, the FASB issued ASU 2011-08 “Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” which amends the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors (such as changes in management, key personnel, strategy, key technology, or customers) to determine if it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. ASU 2011-08 is effective for the first annual period beginning after December 15, 2011, with early adoption permitted. The implementation of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11 “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities,” which requires enhanced disclosures about offsetting and related arrangements for certain financial instruments and derivative instruments. ASU 2011-11 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. The Company believes the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which indefinitely defers certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. ASU 2011-05 is effective for fiscal years beginning on or after December 15, 2011 and interim periods within those years. The Company believes the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

Note 2. Discontinued Operations

On November 24, 2003, the Company sold the operating assets of SL Surface Technologies, Inc. (“SurfTech”). SurfTech produced industrial coatings and platings for equipment in the corrugated paper and telecommunications industries. The Company continues to own the land and a building on which SurfTech’s operations were conducted. During fiscal 2011, 2010, and 2009 the Company incurred legal and remediation costs, which are recorded as part of discontinued operations, net of tax.

For the years ended December 31, 2011, December 31, 2010, and December 31, 2009, total loss from discontinued operations was $9,688,000, $10,577,000, and $1,009,000 ($4,637,000, $7,226,000, and $628,000, net of tax), respectively.

During the fourth quarter of 2011, the Company recorded a $8,300,000 ($5,151,000 net of tax) charge related to estimated environmental remediation liabilities associated with the past operations of SurfTech (see Note 14). The remaining loss from discontinued operations during 2011 was related to environmental remediation costs, consulting fees, and legal charges associated with the past operations of the Company’s other four environmental sites. The charges mentioned above were partially offset by a favorable settlement with a foreign tax authority which was recorded as part of discontinued operations. The settlement was associated with the Company’s Elektro-Metall Export GmbH subsidiary, which was sold in January 2003. As a result, during the second quarter of 2011, the Company recognized a previously unrecognized tax position related to the settlement in the amount of $787,000 ($619,000 tax and $168,000 interest). The tax settlement had no impact on the Company’s cash flows.

During 2010, the Company recorded additions to the environmental reserve of $9,669,000, which were partially offset by payments of $617,000. The additions and payments to the environmental reserve were related to estimated environmental remediation liabilities associated with the past operations of SurfTech.

Note 3. Income Taxes

Income tax provision (benefit) for the fiscal years 2011, 2010 and 2009 is as follows:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Income tax provision from continuing operations	$5,582	$3,021	$1,119
Income tax (benefit) from discontinued operations	(5,051)	(3,351)	(381)
Total	$531	$(330)	$738

Income from continuing operations before provision for income taxes consists of the following:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Domestic	$15,304	$8,073	$3,479
Foreign	3,113	4,730	1,204
Total	$18,417	$12,803	$4,683

The provision for income taxes from continuing operations consists of the following:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Current:
Federal	$2,307	$(2,317)	$534
Foreign	897	3,343	341
State	202	1,306	267
Deferred:
Federal	1,824	4,058	278
Foreign	203	(2,031)	71
State	149	(1,338)	(372)
Total Provision	$5,582	$3,021	$1,119

The benefit for income taxes related to discontinued operations for 2011 was $5,051,000. The benefit for income taxes related to discontinued operations for 2010 was $3,351,000.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2011 and December 31, 2010 are as follows:

	December 31,
	2011	2010
	(in thousands)
Deferred tax assets:
Deferred compensation	$998	$948
Inventory valuation	661	742
Tax loss carryforward	1,913	2,269
Foreign tax credit carryforward	17	373
R&D tax credit carryforward	876	1,457
Accrued expenses	520	989
Warranty	514	587
Vacation and bonus expense	1,775	1,538
Other	342	814
Less valuation allowances	(417)	—
Deferred tax assets	7,199	9,717
Deferred tax liabilities:
Accelerated depreciation and amortization	2,866	3,130
Net deferred tax assets related to continuing operations	4,333	6,587
Net deferred tax assets related to discontinued operations	8,981	5,140
Net deferred tax assets	$13,314	$11,727

The Company provides U.S. income tax on the earnings of foreign subsidiaries. To the extent that the foreign earnings are repatriated, the related U.S. tax liability will be reduced by any foreign income taxes paid on these earnings.

As of December 31, 2011 and December 31, 2010, the Company’s gross foreign tax credits totaled approximately $17,000 and $373,000, respectively. These credits can be carried forward for ten years and expire between 2012 and 2020.

As of December 31, 2011 and December 31, 2010, the Company’s research and development tax credits totaled approximately $876,000 and $1,457,000, respectively. Of the December 31, 2011 credits, approximately $346,000 can be carried forward for 15 years and expire between 2015 and 2026, while $530,000 will carry over indefinitely.

As of December 31, 2011, the Company has federal and state net operating loss carryforward tax benefits of $1,580,000 and $118,000, respectively, which expire at various dates from 2012 to 2031. In addition, the Company has a foreign net operating loss carryforward tax benefit of $215,000, which does not expire.

The Company has assessed its past earnings history and trends, sales backlog, budgeted sales, and expiration dates of tax carryforwards and has determined that it is more likely than not that $13,314,000 of the net deferred tax assets as of December 31, 2011 will be realized. The Company has an allowance of $1,926,000 (mostly related to discontinued operations) provided against the gross deferred tax assets, which relates to the inability of the Company to realize the state tax benefit of the environmental expenses and the state net operating loss carryforwards.

The following is a reconciliation of income tax expense (benefit) related to continuing operations at the applicable federal statutory rate and the effective rates from continuing operations:

	Years Ended December 31,
	2011	2010	2009
Statutory rate (1)	35%	34%	34%
Tax rate differential on domestic manufacturing deduction benefit	(1)	(1)	(1)
State income taxes, net of federal income tax	2	1	—
Foreign operations	(2)	(2)	(2)
Research and development credits	(4)	(5)	(13)
Other	—	(3)	6
Effective tax rate	30%	24%	24%

(1)	During 2011, the Company’s federal statutory tax rate increased from 34% to 35% due to the increase in the Company’s earnings.

For the fiscal year ended December 31, 2011, included in the research and development credits is the recognition of previously unrecognized tax benefits (including interest) in accordance with the guidance provided in ASC 740-10-25 “Income Taxes, Overall, Recognition.”

Unrecognized Tax Positions

The Company and its subsidiaries file income tax returns in the United States and in various state, local and foreign jurisdictions. The Company and its subsidiaries are occasionally examined by tax authorities in these jurisdictions. At December 31, 2011, the Company had been examined by the Internal Revenue Service (the “IRS”) through calendar year 2004. During the third quarter of 2011 the Company was contacted by the IRS to examine the calendar years 2009 and 2010. The examination began in November 2011 and is still ongoing.

During the second quarter of 2011 the Company reached a favorable settlement with a foreign tax authority which was recorded as part of discontinued operations. The settlement was associated with the Company’s Elektro-Metall Export GmbH subsidiary, which was sold in January 2003. As a result, during the second quarter of 2011, the Company recognized income of $787,000 ($619,000 tax and $168,000 interest) from a previously unrecognized tax position related to the settlement.

It is reasonably possible that the Company’s gross unrecognized tax benefits balance may change within the next twelve months due to the expiration of the statutes of limitation of the federal government and various state governments by a range of zero to $242,000. The Company has recorded $722,000 in other long-term liabilities which represents the gross unrecognized tax benefits.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties, is as follows:

	December 31,
	2011		2010	2009
Gross unrecognized tax benefits, beginning of year	$2,358,000		$2,526,000	$2,845,000
Increases in tax positions taken in the current year	217,000		660,000	91,000
Increases in tax positions taken in prior years	57,000		31,000	—
Decreases in tax positions taken in prior years	(932,000	)(1)	(138,000)	(39,000)
Decreases in tax positions related to settlement with tax authorities	(564,000)		(289,000)	—
Statute of limitations expired	(414,000)		(432,000)	(371,000)
Gross unrecognized tax benefits, end of year	$722,000		$2,358,000	$2,526,000

(1)
The Company determined that in one state its credit carry-forward in that state was more-likely-than-not not going to be realized. As a result, the Company reclassified such position in the amount of $373,000 from an unrecognized tax position to a valuation allowance as a reduction to the deferred tax asset. In addition, in 2010 the Company established an unrecognized tax position for its method of accounting for an accrual on its tax return for all open tax years. During 2011, the uncertain tax position was released in the amount of $559,000 and a deferred tax liability was established for the repayment of the underpaid tax.

If recognized, all of the net unrecognized tax benefits at December 31, 2011 would impact the effective tax rate. The Company accrues interest and penalties related to unrecognized tax benefits as income tax expense. At December 31, 2011, the Company had accrued interest and penalties related to unrecognized tax benefits of $80,000.

Note 4. Receivables

Receivables consist of the following:

	December 31,
	2011	2010
	(in thousands)
Trade receivables	$30,447	$30,728
Less: allowance for doubtful accounts	(603)	(585)
	29,844	30,143
Recoverable income taxes	202	68
Other	1,095	542
	$31,141	$30,753

Note 5. Concentrations Of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base, and their dispersion across many industries and geographic regions. The Company seeks to limit its exposure to credit risks in any single country or region. The Company performs periodic credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The Company provides an allowance for potential credit losses based upon collectability of such receivables. Losses have not been significant for any of the periods presented. All financial investments inherently expose holders to market risks, including changes in currency and interest rates. The Company manages its exposure to these market risks through its regular operating and financing activities.

Note 6. Inventories

Inventories consist of the following:

	December 31,
	2011	2010
	(in thousands)
Raw materials	$16,219	$15,636
Work in process	3,785	4,137
Finished goods	4,494	4,814
	24,498	24,587
Less: allowances	(1,899)	(2,362)
	$22,599	$22,225

The above includes certain inventories that are valued using the LIFO method, which aggregated $4,248,000 and $4,494,000 as of December 31, 2011 and December 31, 2010, respectively. The excess of FIFO cost over LIFO cost as of December 31, 2011 and December 31, 2010 was approximately $639,000 and $524,000, respectively.

Note 7. Property, Plant And Equipment

Property, plant and equipment consist of the following:

	December 31,
	2011	2010
	(in thousands)
Land	$1,074	$1,074
Buildings and leasehold improvements	8,963	8,257
Equipment and other property	24,741	23,849
	34,778	33,180
Less: accumulated depreciation	(25,362)	(24,259)
	$9,416	$8,921

Depreciation expense on property, plant and equipment was $1,842,000, $1,894,000, and $2,080,000 for 2011, 2010, and 2009, respectively.

Note 8. Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

	December 31, 2011			December 31, 2010
	Gross Value	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
	(in thousands)
Goodwill	$22,738	$—	$22,738	$22,756	$—	$22,756
Other intangible assets:
Customer relationships	3,700	2,587	1,113	3,700	2,079	1,621
Patents	1,250	1,154	96	1,245	1,107	138
Trademarks	1,672	—	1,672	1,672	—	1,672
Developed technology	1,700	1,517	183	1,700	1,243	457
Licensing fees (1)	450	285	165	355	231	124
Total other intangible assets	8,772	5,543	3,229	8,672	4,660	4,012
	$31,510	$5,543	$25,967	$31,428	$4,660	$26,768

(1)	During January 2011, the Company’s RFL Electronics Inc. (“RFL”) division purchased licensing fees for $95,000. The estimated useful life of the asset is five years.

Goodwill is tested at the reporting unit levels annually, and if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The fair values of the reporting units were estimated using a combination of the expected present values of future cash flows, an assessment of comparable market multiples and a review of market capitalization with estimated control premiums. There were no impairment charges related to goodwill and intangible assets recorded during 2011, 2010 and 2009.

The other intangible assets that have definite lives are all amortizable and have original estimated useful lives as follows: customer relationships are amortized over approximately six years and eight years; patents are amortized over a range from five to twenty years; developed technology is amortized over approximately five years and six years; and licensing fees are amortized over approximately five years and ten years. Trademarks are not amortized.

Amortization expense for intangible assets subject to amortization in each of the next five fiscal years is estimated to be: $734,000 in 2012, $405,000 in 2013, $366,000 in 2014, $23,000 in 2015 and $4,000 in 2016.

Total amortization expense, excluding the amortization of deferred financing costs, for 2011, 2010 and 2009 was $1,028,000, $1,132,000 and $1,315,000, respectively. Amortization expense related to intangible assets for 2011, 2010 and 2009 was $884,000, $901,000 and $904,000, respectively. Amortization expense related to software for 2011, 2010 and 2009 was $144,000, $231,000 and $411,000, respectively.

Changes in goodwill balances by segment (which are defined below) are as follows:

	Balance December 31, 2010	Balance Foreign Exchange	December 31, 2011
	(in thousands)
SLPE (Ault)	$4,263	$(18)	$4,245
High Power Group (MTE)	8,189	—	8,189
High Power Group (Teal)	5,055	—	5,055
RFL	5,249	—	5,249
Total	$22,756	$(18)	$22,738

Note 9. Debt

	December 31,
	2011	2010
	(in thousands)
2008 Credit Facility:
$40 million variable interest rate revolving credit facility maturing in 2012	$—	$9,800
Total	—	9,800
Less: current portion	—	(9,800)
Total long-term debt	$—	$—

On August 3, 2005, the Company entered into a revolving credit facility (the “2005 Credit Facility”) with Bank of America, N.A. (“Bank of America”) to replace its former senior credit facility. The 2005 Credit Facility (with a standby and commercial letter of credit sub-limit of $5,000,000) provided for borrowings up to $30,000,000. On October 23, 2008, the Company and certain of its subsidiaries entered into an Amended and Restated Revolving Credit Facility (the “2008 Credit Facility”) with Bank of America, individually, as agent, issuer and a lender thereunder, and the other financial institutions party thereto. The 2008 Credit Facility amends and restates the Company’s 2005 Credit Facility to provide for an increase in the facility size and certain other changes. The 2008 Credit Facility provided for maximum borrowings of up to $60,000,000 and included a standby and commercial letter of credit sub-limit of $10,000,000.

The 2008 Credit Facility, as amended, provides for maximum borrowings of up to $40,000,000 and includes a standby and commercial letter of credit sub-limit of $10,000,000. The 2008 Credit Facility is scheduled to expire on July 1, 2012, unless earlier terminated by the agent thereunder following an event of default. Borrowings under the 2008 Credit Facility bear interest, at the Company’s option, at the British Bankers Association LIBOR rate plus 1.5% to 3.0%, or an alternative rate, which is the higher of (i) the Federal Funds rate plus 0.5%, or (ii) Bank of America, N.A.’s publicly announced prime rate, plus a margin rate ranging from 0% to 0.75%. The margin rates are based on certain leverage ratios, as provided in the facility documents. The Company is subject to compliance with certain financial covenants set forth in the 2008 Credit Facility, including a maximum ratio of total funded indebtedness to EBITDA (as defined), minimum levels of interest coverage and net worth and limitations on capital expenditures, as defined. Availability under the 2008 Credit Facility is based upon the Company’s trailing twelve month EBITDA, as defined.

As a result of the Company’s diminished results during 2009 due to the economic downturn, the Company was not in compliance with the interest coverage financial covenant in the second quarter 2009. In response, the lenders to the 2008 Credit Facility agreed to waive compliance with the covenant for the second quarter 2009 and to reset the covenant terms for the third quarter 2009. The parties also agreed to reduce the maximum credit limit under the 2008 Credit Facility to $40,000,000. In consideration for these waivers and amendments, the Company agreed to pay the lenders $250,000, which was remitted in the third quarter of 2009 and is being amortized over the remaining life of the 2008 Credit Facility.

On November 19, 2010, the Company entered into a Second Amendment (the “Second Amendment”) to the 2008 Credit Facility. The Second Amendment, among other things, (a) amends certain terms of the 2008 Credit Facility in order to permit the Company to issue one or more dividends and/or purchase its registered capital stock then issued and outstanding in an amount not in excess, in the aggregate, of Thirteen Million Dollars ($13,000,000) prior to the maturity date of the 2008 Credit Facility (This provision of the amendment expired on October 1, 2011. On December 21, 2011 a consent was obtained by the Company adjusting the maximum amount not in excess, in the aggregate, of $4,000,000.); (b) removes the Ten Million Dollar ($10,000,000) maximum for environmental liabilities; and (c) amends the definitions of EBIT and EBITDA to include the add-back of non-cash charges with respect to liabilities arising under Environmental Laws and to reduce EBIT and EBITDA by the amount of the related cash payments related thereto. In consideration for these amendments, the Company agreed to pay the lenders $50,000, which was remitted in the fourth quarter of 2010 and is being amortized over the remaining life of the 2008 Credit Facility.

On March 28, 2011, the Company entered into a Third Amendment (the “Third Amendment”) to the 2008 Credit Facility. The Third Amendment permits the Company to extend the maturity date of the letters of credit issued under the 2008 Credit Facility. The letters of credit issued under 2008 Credit Facility are now scheduled to expire on September 25, 2012.

On July 20, 2011, the Company entered into a Fourth Amendment (the “Fourth Amendment”) to the 2008 Credit Facility. The Fourth Amendment, among other things, (a) amends the definition of maturity date to extend the maturity date of the 2008 Credit Facility to July 1, 2012, (b) amends the definition of Applicable Margin to lower the applicable margin, and (c) amends the definition of Commitment Fee Margin to lower the commitment fee margin. In consideration for these amendments, the Company agreed to pay the lenders $44,000, which was remitted in July 2011 and is being amortized over the remaining life of the 2008 Credit Facility.

At December 31, 2011 and December 31, 2010, the Company had total availability under the 2008 Credit Facility of $39,527,000 and $29,700,000, respectively.

As of December 31, 2011, the Company had no outstanding balance under the 2008 Credit Facility, which expires in July 2012. During 2011, the Company maintained an average debt outstanding of $6,225,000. The weighted-average interest rate on borrowings was 1.98% during 2011. As of December 31, 2010, the Company had an outstanding balance under the 2008 Credit Facility of $9,800,000, which bore interest at the LIBOR rate of 2.01%, and was included in short-term borrowings in the accompanying consolidated balance sheets since the facility was due to expire in October 2011. In 2010 the Company maintained an average debt outstanding of $1,478,000. The weighted-average interest rate on borrowings was 2.06% during 2010.

The Company’s obligations under the 2008 Credit Facility are secured by the grant of security interests in substantially all of its respective assets.

Note 10. Accrued Liabilities – Other

Accrued liabilities – other consist of the following:

	December 31,
	2011	2010
	(in thousands)
Taxes (other than income) and insurance	$332	$556
Commissions	775	707
Litigation and legal fees	97	151
Other professional fees	519	659
Environmental	4,676	3,132
Warranty	1,318	1,553
Deferred revenue	101	78
Other	1,745	1,778
	$9,563	$8,614

Included in the environmental accrual are estimates for all known costs believed to be probable for sites that the Company currently operates or operated at one time (see Note 14 for additional information).

A summary of the Company’s warranty reserve is as follows:

	December 31,
	2011	2010
	(in thousands)
Liability, beginning of year	$1,553	$1,373
Expense for new warranties issued	643	1,293
Warranty claims paid	(878)	(1,113)
Liability, end of period	$1,318	$1,553

Note 11. Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	December 31,
	2011	2010
	(in thousands)
		(As revised)
Environmental	$18,533	$11,779
Gross unrecognized tax benefits	802	2,659
Long-term incentive plan	1,242	908
	$20,577	$15,346

Fiscal year 2010 was revised due to the reclassification of the Company’s long-term incentive plan accrual from payroll and related costs to other long-term liabilities.

Note 12. Restructuring Costs

Restructuring activity for the period ended December 31, 2011 was as follows:

	Accrual at Beginning of the Year	Charged to Earnings	Cash Payments	Accrual at 12/31/2011
	(in thousands)
Severance and other employee-related charges	$—	$261	$(205)	$56

During the fourth quarter of 2011, the Company announced a restructuring plan to reduce certain costs of sales and certain operating expenses, including engineering, selling and administration at SLPE and TEAL. For the year ended December 31, 2011, there was a consolidated charge to earnings of $261,000 which was comprised of a $207,000 charge at SLPE and a $54,000 charge at TEAL. The charges are composed of severance and other employee related charges. The total number of employees affected by the restructuring plan was 47, of which 47 had been terminated as of December 31, 2011. The remaining unpaid termination benefits associated with the plan were paid during January 2012.

During fiscal 2009, the Company recorded a total restructuring charge of $690,000, of which $535,000 was recorded at SLPE and $155,000 at MTE. Most of the charges at SLPE were recorded in the second quarter of fiscal 2009. These restructuring charges primarily related to workforce reductions to align the cost structure to reduced business levels. The charges recorded at MTE were primarily recorded in the fourth quarter of fiscal 2009 and related to certain exit costs related to the relocation from its leased manufacturing facility in Juarez, Mexico to the Company’s existing manufacturing facilities in Mexicali, Mexico. All of the restructuring costs had been fully paid by year end December 31, 2009.

Note 13. Retirement Plans And Deferred Compensation

During the years ended December 31, 2011, December 31, 2010 and December 31, 2009, the Company maintained a defined contribution pension plan covering all full-time, U.S. employees of SL Power Electronics Corp. (“SLPE”), Teal Electronics Corporation (“Teal”), MTE Corporation (“MTE”), SL Montevideo Technology, Inc. (“SL-MTI”), RFL Electronics Inc. (“RFL”) and the corporate office. The Company’s contributions to this plan are based on a percentage of employee contributions and/or plan year gross wages, as defined. Costs incurred under these plans during 2011, 2010 and 2009 amounted to approximately $884,000, $1,315,000 and $708,000, respectively.

The Company has agreements with certain retired directors, officers and key employees providing for supplemental retirement benefits. The liability for supplemental retirement benefits is based on the most recent mortality tables available and discount rates ranging from 6% to 12%. The amount charged to expense in connection with these agreements amounted to $423,000, $416,000 and $398,000 for 2011, 2010 and 2009, respectively.

The Company is the owner and beneficiary of life insurance policies on the lives of some of the participants having a deferred compensation or supplemental retirement agreement. As of December 31, 2011, the aggregate death benefit totaled $546,000, with the corresponding cash surrender value of all policies totaling $304,000. As of December 31, 2010, the aggregate death benefit totaled $560,000, with the corresponding cash surrender value of all policies totaling $306,000.

As of December 31, 2011, certain agreements restrict the Company from utilizing the cash surrender value of certain life insurance policies totaling approximately $304,000 for purposes other than the satisfaction of the specific underlying deferred compensation agreements. The Company offsets the dividends realized from the life insurance policies with premium expenses. Net expenses recorded in connection with these policies amounted to $11,000, $17,000 and $2,000 for 2011, 2010 and 2009, respectively.

Note 14. Commitments And Contingencies

Leases: The Company is a party to certain leases for facilities, equipment and vehicles from third parties, which expire through 2020. The minimum rental commitments as of December 31, 2011 are as follows:

Operating Leases
(in thousands)
2012	$1,811
2013	1,019
2014	850
2015	683
2016	374
Thereafter	1,396
Total minimum payments	$6,133

For 2011, 2010 and 2009, rental expense applicable to continuing operations aggregated approximately $2,116,000, $1,874,000 and $1,917,000, respectively.

Letters Of Credit: As of December 31, 2011 and December 31, 2010, the Company was contingently liable for $473,000 and $544,000, respectively, under an outstanding letter of credit issued for casualty insurance requirements.

Litigation: The Company is and has been the subject of administrative actions that arise from its ownership of SL Surface Technologies, Inc. (“SurfTech”), a wholly-owned subsidiary, the assets of which were sold in November 2003. SurfTech formerly operated chrome-plating facilities in Pennsauken Township, New Jersey (the “Pennsauken Site”) and Camden, New Jersey (the “Camden Site”).

The Company has been and is subject to lawsuits and administrative actions that arise from its ownership of SurfTech and its Pennsauken Site. These actions relate to environmental issues concerning the Pennsauken Landfill and the Puchack Well Field. In 1991 and 1992, the New Jersey Department of Environmental Protection (the “NJDEP”) served directives that would subject the Company to, among other things, collective reimbursements (with other parties) for the remediation of the Puchack Well Field. The litigation involving the Pennsauken Landfill involved claims under the Spill Compensation and Control Act (the “Spill Act”), other statutes and common law against the Company and numerous other defendants alleging that they are liable for contamination at and around a municipal solid waste landfill located in Pennsauken Township, New Jersey. In the first quarter 2009, the Company agreed to terms with the plaintiffs for the settlement of all pending claims in this case. Accordingly, the case was dismissed with prejudice in February 2009.

In 2006 the United States Environmental Protection Agency (the “EPA”) named the Company as a potential responsible party (a “PRP”) in connection with the remediation of the Puchack Well Field, which has been designated as a Superfund Site. The EPA has alleged that hazardous substances generated at the Company’s Pennsauken Site contaminated the Puchack Well Field. As a PRP, the Company is potentially liable, jointly and severally, for the investigation and remediation of the Puchack Well Field Superfund Site under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”).

The EPA is remediating the Puchack Well Field Superfund Site in two separate operable units. The first operable unit consists of an area of chromium groundwater contamination in three aquifers that exceeds the selected cleanup standard (“OU-1”). The second operable unit (“OU-2”) pertains to sites that are allegedly the sources of contamination for the first operable unit. The EPA advised the Company in October 2010 that OU-2 includes soil contamination in the immediate vicinity of the Company’s Pennsauken Site.

In September 2006, the EPA issued a Record of Decision (“ROD”) that selected a remedy for OU-1 to address the groundwater contamination. The estimated cost of the EPA selected remedy for OU-1, to be conducted over a five to ten year timeframe, was approximately $17,600,000, as stated in the ROD. In an October 2010 meeting with the EPA, the EPA informed the Company that the OU-1 remedy would be implemented in two phases. Prior to the issuance of the EPA’s ROD, the Company had retained an experienced environmental consulting firm to prepare technical comments on the EPA’s proposed remediation of the Puchack Well Field Superfund Site. In those comments, the Company’s consultant, among other things, identified flaws in the EPA’s conclusions and the factual predicates for certain of the EPA’s decisions and for the proposed selected remedy.

Following the issuance of its ROD for OU-1, in November 2006, the EPA sent another letter to the Company encouraging the Company to either perform or finance the remedial actions for OU-1 identified in the EPA’s ROD. In addition to paying for the OU-1 remediation, the EPA has sought payment of the past costs that the EPA has allegedly incurred. The Company responded to the EPA that it was willing to investigate the existence of other PRPs and to undertake the activities necessary to design a final remediation for the Superfund Site. In July 2007, the EPA refused the Company’s offer to perform the work necessary to design the remediation plan without first agreeing to assume responsibility for the full remediation of the Superfund Site. The EPA did encourage the Company to investigate the existence of other PRPs and to submit evidence thereof, if appropriate. In January 2008, the Company submitted to the EPA evidence demonstrating the existence of several other PRPs.

In recent correspondence from the U.S. Department of Justice (“DOJ”), the Company was informed that combined past and future OU-1 costs are now estimated to be $45,000,000 to $55,000,000. These costs are estimates provided to the Company by the DOJ in a letter correspondence dated December 22, 2011.

In June 2011, the EPA announced a proposed plan for “cleaning up the soil” at OU-2. The remedy proposed by the EPA is “Geochemical Fixation.” This remedy involves applying a chemical reductant to the contaminated soil to reduce hexavalent chromium by converting it to immobilized trivalent chromium. The EPA’s estimated cost for this remedy is $20,700,000 over seven years. The public comment period for the proposed plan expired on July 27, 2011. On behalf of the Company, the Company’s environmental consultants provided comments to the EPA plan on July 22, 2011. The comments included the belief that: (a) there are other PRPs responsible for chromium ground water contamination, (b) demolition of buildings for an estimated cost of $2,300,000 is not necessary for this remedy, (c) the extent and depth of the hexavalent chromium exceeds cleanup criteria, (d) the estimate for oversight costs are excessive, and (e) that significant testing be performed prior to implementing the Geochemical Fixation remedy to ensure that the remedy will satisfy all requirements with respect to ground water quality. On September 26, 2011 the EPA issued a ROD selecting the Geochemical Fixation remedy. This remedy involves mixing a reducing agent to treat soils containing concentrations of hexavalent chromium greater than 20 parts per million. The remedy also requires post-remediation sampling, site restoration and implementing a groundwater sampling and analysis program. The Company intends to have its environmental consultants play an active role in the remediation design.

The Company is currently in settlement discussions with the EPA and the DOJ regarding the remediation and past costs for both OU-1 and OU-2. This settlement discussion currently includes, among other things, a “limited ability to pay” component, which has been provided by the EPA and the DOJ and is currently being negotiated by the Company. Based on the current available information, the Company has estimated a total liability for OU-1 and OU-2 combined of $20,075,000. The estimated OU-2 liability is based upon the EPA’s plan for remediation, and data from our environmental engineering consultants. The above liability is included in the total environmental accrual.

It is management’s opinion taking into account the information available to the Company as well as the defenses against the EPA claims and current stage of discussions that the impact of litigation and environmental administrative actions and related liabilities brought against the Company and its operations should not have a material adverse effect on its consolidated financial position or results of operations. However, the ultimate outcome of these matters, as with litigation generally, is inherently uncertain, and it is possible that some of these matters may be resolved adversely to the Company relative to the current reserves. The adverse resolution of any one or more of these matters could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company.

Other

The Company is conducting an investigation to determine whether certain employees of SL Xianghe Power Electronics Corporation, SL Shanghai Power Electronics Corporation and SL Shanghai International Trading Corporation, three of the Company’s indirect wholly-owned subsidiaries incorporated and operating exclusively in China, may have improperly provided gifts and entertainment to government officials. Based upon the initial investigation, which is ongoing, the preliminary estimate of the amounts of such gifts and entertainment does not appear to be material to the Company’s financial statements. There can be no assurance, however, that after further inquiry the actual amounts will not be in excess of what is currently estimated. Such estimate does not take into account the costs to the Company of the investigation or any other additional costs.

The Company’s investigation includes determining whether there were any violations of laws, including the U.S. Foreign Corrupt Practices Act. Consequently, on March 29, 2012, the Company’s outside counsel contacted the DOJ and the SEC voluntarily to disclose that the Company was conducting an internal investigation, and agreed to cooperate fully and update the DOJ and SEC periodically on further developments.

The Company has retained outside counsel and forensic accountants to assist in its investigation of this matter. Because the investigation is on-going, the Company cannot predict at this time whether any regulatory action may be taken or any other adverse consequences may result from this matter.

In the ordinary course of its business the Company is and may be subject to other loss contingencies pursuant to foreign and domestic federal, state and local governmental laws and regulations and maybe party to certain legal actions, frequently involving complaints by terminated employees and disputes with customers and suppliers. In the opinion of management, any such other loss contingencies are not expected to have a material adverse effect on the financial condition or results of operations of the Company.

Environmental Matters: Loss contingencies include potential obligations to investigate and eliminate or mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites and may in the future be involved in additional environmental assessments and cleanups. Based upon investigations completed to date by the Company and its independent engineering-consulting firms, management has provided an estimated accrual for all known costs believed to be probable and costs that can be reasonably estimated in the amount of $23,209,000, of which $18,533,000 is included as other long-term liabilities as of December 31, 2011. However, it is the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time due to such factors as changing government regulations and stricter standards, the unknown magnitude of cleanup costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company’s liability in proportion to other responsible parties, the divisibility of costs, and the extent, if any, to which such costs are recoverable from other parties. These other circumstances could result in additional expenses or judgments, or offsets thereto. The adverse resolution of any one or more of these other circumstances could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company. Most of the Company’s environmental costs relate to discontinued operations and such costs have been recorded in discontinued operations, net of tax.

There are three sites on which the Company may incur material environmental costs in the future as a result of past activities of its former subsidiary, SurfTech. There are two Company owned sites related to its former subsidiary, SurfTech. These sites are located in Pennsauken, New Jersey (the “Pennsauken Site”) and in Camden, New Jersey (the “Camden Site”). There is also a third site, which is not owned by the Company, referred to as the “Puchack Well Field Site.” The Puchack Well Field Site and the Pennsauken Site are part of the Puchack Well Field Superfund Site.

With respect to the Camden Site, the Company has reported soil contamination and a groundwater contamination plume emanating from the site. Delineation of the soil and groundwater contamination is substantially complete. In the third quarter of 2009, pursuant to an Interim Response Action (“IRA”) Work plan approved by the New Jersey Department of Environmental Protection (“NJDEP”), the Company completed building demolition and excavated and disposed of some of the contaminated soil underlying the building’s foundation. Treatability studies for in-situ remediation of the remaining unsaturated contaminated soil were conducted in 2009. Based upon the treatability study results, our environmental consultants prepared an IRA Work plan Addendum (“IRAWA”) to implement a Phase I Pilot Study (“PIPS”), which involved injecting neutralizing chemicals into the unsaturated soil. The NJDEP approved the IRAWA, and the PIPS were implemented in November 2010. These injections have now been completed. As required by the IRAWA, our consultants have collected post-injection data for assessment of the overall success of the PIPS. Our consultants have completed the assessment of the PIPS and have indicated that the PIPS can be implemented as a full scale soil remedy to treat unsaturated contaminated soil. Also, the Company’s environmental consultants finalized an IRA Work plan Addendum II to implement a Phase II Pilot Study to treat on-site contaminated groundwater. This plan was submitted to the NJDEP in May 2011. It proposed multiple sub-surface injections of a food-grade product, into the groundwater at the down gradient property boundary, to create a “bio-barrier.” The Phase II Pilot Study would assess the ability to treat contaminated groundwater as it moves through the bio-barrier. This plan also required the collection of groundwater samples to assess the performance of the Phase II Pilot Study. To date, the Company’s consultants have not received any comments from NJDEP regarding the IRA Work plan Addendum II and permit applications necessary to implement the Phase II Pilot Study. Implementation of the Phase II Pilot Study is scheduled to occur during 2012 and 2013, depending upon approval of the plan and related permits from the NJDEP. The Company will be engaging a Licensed Site Remediation Professional to oversee the remediation of the site, before the NJDEP’s May 2012 deadline. At December 31, 2011, the Company had an accrual of $2,071,000 to remediate the Camden Site. Of this amount, the Company anticipates expenditures of approximately $1,200,000 in 2012.

As mentioned previously, the Company is currently participating in environmental assessments and cleanups at a number of sites. At one of these sites in Wayne, New Jersey, our consultants, under NJDEP Guidance, have detected contaminants of concern (“COC”) which have exceeded certain acceptable levels. A remediation plan will be developed by our consultants, after testing is completed, which may require additional chemical injections and soil excavation. Testing is currently being performed and is expected to be completed in May 2012. The Company will be engaging a Licensed Site Remediation Professional to oversee the remediation of the site, before the NJDEP’s May 2012 deadline. The future costs for possible additional remediation are not currently estimable. The accrual for remediation cost at December 31, 2011 for this site is $544,000. Costs related to this site are recorded as part of discontinued operations, net of tax.

The Company has reported soil and groundwater contamination at the facility of SL-MTI located on its property in Montevideo, Minnesota. An analysis of the contamination has been completed and a remediation plan has been implemented at the site pursuant to the remedial action plan approved by the Minnesota Pollution Control Agency. The remaining steps under this plan are the monitoring of samples. Based on the current information, the Company believes it will incur remediation costs at this site of approximately $99,000, which has been accrued for at December 31, 2011. These costs are recorded as a component of continuing operations.

As of December 31, 2011 and December 31, 2010, environmental accruals of $23,209,000 and $14,911,000, respectively, have been recorded by the Company in accrued liabilities – other and in other long-term liabilities, as appropriate (see Notes 10 and 11).

Employment Agreements: The Company entered into severance agreements with certain key employees in 2001 that provided for one-time payments in the event an employee was terminated within twelve months of a change-of-control, as defined. These payments ranged from six to 24 months of the employee’s base salary as of the termination date, as defined. These change-of-control agreements expired on November 1, 2011.

During October 2010, two former executives entered into Separation Agreements and Mutual Releases (the “Agreements”). The effective dates of the Agreements were October 22, 2010 and October 28, 2010. Total consideration paid to both executives was $1,043,000, minus applicable taxes and withholdings. The payments were for, among other things, severance, accrued vacation, legal fees, and for one executive, payment pursuant to a certain bonus agreement dated August 5, 2002. The payments were completed during the fourth quarter of 2010.

The Company entered into severance agreements in 2010 with certain key employees that provide for one-time payments in the event the employee is terminated within twelve months of a change-of-control, as defined. These payments range from nine to twelve months of the employee’s base salary as of the termination date, as defined. If a triggering event had taken place in 2011 and if these employees had been terminated during the year, the payments would have aggregated approximately $657,000 under such change-of-control agreements.

Note 15. Cash Flow Information

Supplemental disclosures of cash flow information:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Interest paid	$185	$81	$63
Income taxes paid	$5,264	$1,951	$558

Note 16. Shareholders’ Equity

On September 14, 2010, the Company announced a modified “Dutch Auction” tender offer to purchase up to 1,538,461 shares of its common stock (the “Tender Offer”). The Tender Offer expired on October 13, 2010. Under the terms of the Tender Offer, the Company’s shareholders had the option of tendering all or a portion of the Company’s common stock that they owned (1) at a price of not less than $13.00 and not more than $14.50, in increments of $0.25 per share, or (2) without specifying a purchase price, in which case the common stock that they owned would have been purchased at the purchase price determined in accordance with the Tender Offer. Shareholders who elected to tender have received the purchase price in cash, without interest, for common stock tendered in accordance with the terms of the Tender Offer. These provisions were described in the Offer to Purchase relating to the Tender Offer that was distributed to shareholders. All common stock purchased by the Company were purchased at the same price.

Based on the final count by the depositary for the Tender Offer, an aggregate of 1,334,824 shares of common stock were properly tendered and not withdrawn at prices at or below $14.50. Accordingly, pursuant to the terms of the Offer to Purchase, the Letter of Transmittal and applicable securities laws, the Company accepted for purchase 1,334,824 shares of its common stock at a purchase price of $14.50 per share. These shares represented approximately 22.0% of the shares outstanding as of October 18, 2010. With the completion of the tender offer, the Company had approximately 4,728,951 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $19,354,948, excluding transaction costs. The depositary has paid for the shares accepted for purchase in the Tender Offer. The Company paid for the tender with available cash and $7,500,000 in borrowings from its 2008 Credit Facility.

During the fourth quarter of 2010, in response to the diversification requirements in the Pension Protection Act of 2006 for defined contribution plans holding publicly traded employer securities, the Company purchased all Company shares held by its defined contribution plan. As a result, the Company purchased 252,064 shares of Company common stock at an average cost of $17.45 per share, at a total cost of $4,398,664.

Note 17. Stock-Based Compensation

At December 31, 2011, the Company had stock-based employee compensation plans as described below. For the years ended December 31, 2011, December 31, 2010, and December 31, 2009, the total compensation expense (included in selling, general and administrative expense) related to these plans was $564,000, $174,000, and $253,000 ($317,000, $107,000, and $156,000, net of tax), respectively.

The Company maintains two shareholder approved stock option plans that have expired: the Non-Employee Director Nonqualified Stock Option Plan (the “Director Plan”) and the Long-Term Incentive Plan (the “1991 Incentive Plan”). As of December 31, 2011, 13,000 options were outstanding under the Director Plan. As of December 31, 2011, no options were outstanding under the 1991 Incentive Plan.

The Director Plan provided for the granting of nonqualified options to purchase up to 250,000 shares of the Company’s common stock to non-employee directors of the Company in lieu of paying quarterly retainer fees and regular quarterly meeting attendance fees. Stock options granted under the Director Plan stipulated an exercise price per share of the fair market value of the Company’s common stock on the date of grant. Each option granted under the Director Plan is exercisable at any time and expires ten years from date of grant. The expiration date of the Director Plan was May 31, 2003.

On May 14, 2008, the shareholders approved the 2008 Incentive Stock Plan (the “2008 Plan”). The 2008 Plan was proposed to create an additional incentive to retain directors, key employees and advisors of the Company. Prior to the amendment of the 2008 Plan on June 8, 2011, as described below, up to 315,000 shares of the Company’s common stock were subject to the 2008 Plan. Options granted under the 2008 Plan are required to stipulate an exercise price per share of not less than the fair market value of the Company’s common stock on the business day immediately prior to the date of the grant. Options granted under the 2008 Plan are exercisable no later than ten years after the grant date.

During 2008, the Company granted 155,000 incentive options to select executives and a key employee under the 2008 Plan. The options issued vest in three equal installments, with the first installment vesting on the date of the grant and the remaining two installments each vesting on the second and third anniversary of the grant. During 2010, 135,000 of these options were cancelled in connection to the termination of certain executives in June 2010.

During 2010, the Company granted 160,000 stock options to select executives and key employees under the 2008 Plan. All stock options that were issued vest over a three year period except for one grant of 15,000 shares, in which 7,500 shares vested on the date of grant and the remainder vests on the first anniversary of the grant date. Compensation expense is recognized over the vesting period of the options. During 2011, 5,000 of these options were forfeited in connection with the departure of a certain executive in February 2011.

During 2011, the shareholders of the Company approved amendments to the 2008 Plan to: (a) increase the number of shares of the Company’s common stock subject to the 2008 Plan from 315,000 shares to 450,000 shares, and (b) require shareholder approval prior to the reduction of the exercise price of any outstanding options or stock appreciation rights, any repricing through cancellations and re-grants of new options or stock appreciation rights, or any cancellation of outstanding options or stock appreciation rights with an exercise price above the current stock price in exchange for cash or other securities. No stock options were granted to select executives and key employees under the 2008 Plan during 2011. As of December 31, 2011, there were 135,000 options outstanding under the 2008 Plan. As of December 31, 2011, there were 232,000 shares available for grant under the 2008 Plan.

During the second quarter of 2011, the Company implemented a Long-Term Incentive Plan (the “2011 LTIP”) pursuant to the 2008 Plan which awarded restricted stock units (“RSUs”) to eligible executives. Under the terms of the 2011 LTIP, the number of RSUs that may vest, if any, will be based on, among other things, the Company achieving certain sales and return on invested capital (“ROIC”), as defined, targets during the January 2011 to December 2013 performance period. Earned RSUs, if any, cliff vest at the end of fiscal 2013 (100% of earned RSUs vest at December 31, 2013). The final value of these RSUs will be determined by the number of shares earned. The value of these RSUs is charged to compensation expense on a straight-line basis over the three year vesting period with periodic adjustments to account for changes in anticipated award amounts. The weighted-average price for these RSUs was $23.00 per share based on the grant date of June 9, 2011. During the twelve months ended December 31, 2011, $120,000 was charged to compensation expense. As of December 31, 2011, total unamortized compensation expense for this grant was $427,000. As of December 31, 2011, the maximum number of achievable RSUs under the 2011 LTIP is 38,000 RSUs.

During the third quarter of 2011, the Company awarded each Director 1,000 restricted shares pursuant to the 2008 Plan that vest upon the earlier of: (1) the first anniversary of the grant date, (2) at the time of the recipient’s termination, or (3) at the time of the recipient’s retirement. Based on the terms of the awards the shares were immediately expensed and as a result the Company recognized $123,000 of stock compensation expense during the third quarter of 2011. The weighted-average price of these restricted stock grants was $24.62 per share based on the grant date of July 29, 2011. As of December 31, 2011, no shares were granted under this award.

The fair value of all option grants was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31, 2010
Weighted average fair value of grants	$6.78
Valuation assumptions:
Expected dividend yield	0.00%
Expected volatility	68.44
Expected life (in years)	4.44
Risk-free interest rate	1.71%

Note:  no stock options were granted during fiscal 2011 and fiscal 2009.

Stock Options

Option activity under the principal option plans as of December 31, 2011 and changes during the year then ended were as follows:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands) (1)
Outstanding as of December 31, 2009	380	$10.13	3.48	N/M
Granted	160	12.59
Exercised	(107)	7.05
Forfeited	(45)	12.80
Expired	(135)	12.32
Outstanding as of December 31, 2010	253	11.34	4.93	$1,554
Granted	—	0.00
Exercised	(82)	9.95
Forfeited	(5)	12.80
Expired	(18)	10.33
Outstanding as of December 31, 2011	148	12.17	4.95	$608
Exercisable as of December 31, 2011	52	$11.44	3.80	$253

(1)	N/M – the aggregate intrinsic value was not material since the value was less than $1,000.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on the fair market value of the Company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2011 and December 31, 2010, was $879,000 and $568,000, respectively. No options were exercised during fiscal 2009.

As of December 31, 2011, $527,000 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.6 years.

Tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options are classified as financing cash flows. Cash received from option exercises for the year ended December 31, 2011 and December 31, 2010 was $817,000 and $754,000, respectively. The actual tax benefit realized for the tax deduction from option exercises of the share-based payment units totaled $291,000 and $19,000 for the fiscal years ended December 31, 2011 and December 31, 2010. The Company has applied the “Short-cut” method in calculating the historical windfall tax benefits. All tax shortfalls will be applied against this windfall before being charged to earnings.

Note 18. Industry Segments

The Company currently operates under four business segments: SLPE, the High Power Group, SL-MTI and RFL. Following its acquisition of Ault on January 26, 2006, the Company consolidated the operations of Ault and its subsidiary, Condor D.C. Power Supplies, Inc. (“Condor”), into SLPE. In accordance with the guidance provided in ASC 280 “Segment Reporting,” this subsidiary is reported as one business segment. Following the acquisition of MTE on October 31, 2006, the Company combined MTE with its subsidiary, Teal, into one business segment, which is reported as the High Power Group. Management has combined SLPE and the High Power Group into one business unit classified as the Power Electronics Group. The Company aggregates operating business subsidiaries into a single segment for financial reporting purposes if aggregation is consistent with the objectives of ASC 280 and if the segments have similar characteristics in each of the following areas:

•	nature of products and services

•	nature of production process

•	type or class of customer

•	methods of distribution

SLPE designs, manufactures and markets high-reliability power conversion products in internal and external footprints. The Company’s power supplies provide a reliable and safe power source for the customer’s specific equipment needs. SLPE, which sells products under three brand names (SL Power Electronics, Condor and Ault), is a major supplier to the original equipment manufacturers (“OEMs”) of medical, industrial/ instrumentation, military and information technology equipment. The High Power Group sells products under two brand names (Teal and MTE). Teal designs and manufactures custom power conditioning and distribution units, which are developed and manufactured for custom electrical subsystems for OEMs of medical imaging, medical treatment, military aerospace, semiconductor, solar and advanced simulation systems. MTE designs and manufactures power quality products used to protect equipment from power surges, bring harmonics into compliance and improve the efficiency of variable speed motor drives. SL-MTI designs and manufactures high power density precision motors that are used in numerous applications, including military and commercial aerospace, oil and gas, and medical and industrial products. RFL designs and manufactures communication and power protection products/systems that are used to protect electric utility transmission lines and apparatus by isolating faulty transmission lines from a transmission grid. The Other segment includes corporate related items, financing activities and other costs not allocated to reportable segments, which includes but is not limited to certain legal, litigation and public reporting charges and certain legacy costs. The accounting policies for the business units are the same as those described in the summary of significant accounting policies (see Note 1 for additional information).

Business segment operations are conducted through domestic subsidiaries. For all periods presented, sales between business segments were not material. No single customer accounted for more than 10% of consolidated net sales during 2011, 2010 or 2009. Each of the segments has certain major customers, the loss of any of which would have a material adverse effect on such segment.

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Net sales
Power Electronics Group:
SLPE	$91,066	$79,615	$53,464
High Power Group	63,027	56,494	44,865
Total	154,093	136,109	98,329
SL-MTI	35,413	31,261	28,277
RFL	22,825	22,398	20,945
Consolidated	$212,331	$189,768	$147,551

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Income from operations
Power Electronics Group:
SLPE	$7,825	$6,389	$735
High Power Group	6,940	5,418	3,194
Total	14,765	11,807	3,929
SL-MTI	6,219	4,801	4,426
RFL	3,189	2,990	1,919
Other (1)	(5,639)	(6,350)	(5,185)
Income from operations	18,534	13,248	5,089
Amortization of deferred financing costs	(218)	(252)	(351)
Fire related gain (loss), net	277	(109)	—
Interest income	3	2	8
Interest expense	(179)	(86)	(63)
Income from continuing operations before income taxes	$18,417	$12,803	$4,683

(1)
Other includes corporate related items, financing activities and other costs not allocated to reportable segments, which includes but is not limited to certain legal, litigation and public reporting charges and certain legacy costs.

	December 31,
	2011	2010
	(in thousands)
Total assets
Power Electronics Group:
SLPE	$39,205	$37,155
High Power Group	29,639	31,539
Total	68,844	68,694
SL-MTI	11,505	11,262
RFL	13,973	14,525
Other	16,904	10,418
Consolidated	$111,226	$104,899

	December 31,
	2011	2010
	(in thousands)
Intangible assets, net
Power Electronics Group:
SLPE	$4,733	$5,067
High Power Group	15,820	16,328
Total	20,553	21,395
SL-MTI	—	—
RFL	5,414	5,373
Consolidated	$25,967	$26,768

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Capital expenditures
Power Electronics Group:
SLPE	$1,660	$492	$57
High Power Group	275	440	167
Total	1,935	932	224
SL-MTI	512	258	264
RFL	224	226	350
Other	19	—	—
Consolidated	$2,690	$1,416	$838

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Depreciation and amortization (1)
Power Electronics Group:
SLPE	$1,207	$1,381	$1,647
High Power Group	856	831	869
Total	2,063	2,212	2,516
SL-MTI	309	302	358
RFL	473	465	465
Other	25	47	56
Consolidated	$2,870	$3,026	$3,395

(1)	Excludes amortization of deferred financing costs.

Financial information relating to the Company’s segments by geographic area is as follows:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Net sales (1)
United States	$167,677	$148,361	$121,399
Foreign	44,654	41,407	26,152
Consolidated	$212,331	$189,768	$147,551
Long-lived assets (2)
United States	$5,829	$5,978	$6,690
Foreign	3,587	2,943	2,584
Consolidated	$9,416	$8,921	$9,274

(1)	Net sales are attributed to countries based on location of customer.
(2)	Includes net tangible assets excluding goodwill and intangibles.

Note 19. Foreign Operations

In addition to manufacturing operations in California, Minnesota, New Jersey and Wisconsin, the Company manufactures substantial quantities of products in premises leased in Mexicali, Mexico, Matamoros, Mexico and Tecate, Mexico. The Company also has manufacturing facilities in Xianghe, China. These external and foreign sources of supply present risks of interruption for reasons beyond the Company’s control, including political or economic instability and other uncertainties.

Generally, the Company’s sales are priced in U.S. dollars and its costs and expenses are priced in U.S. dollars, Mexican pesos and Chinese yuan. Accordingly, the competitiveness of the Company’s products relative to locally produced products may be affected by the performance of the U.S. dollar compared with that of its foreign customers’ and competitors’ currencies. Foreign net sales comprised 21%, 22% and 18% of net sales from continuing operations for 2011, 2010 and 2009, respectively.

Additionally, the Company is exposed to foreign currency exchange rate fluctuations, which might result from fluctuations in the value of the Mexican peso and Chinese yuan versus the U.S. dollar. At December 31, 2011, the Company had net current liabilities of $1,218,000 subject to fluctuations in the value of the Mexican peso and Chinese yuan. At December 31, 2010, the Company had net current liabilities of $1,537,000 subject to fluctuations in the value of the Mexican peso and Chinese yuan. Fluctuations in the value of the foreign currencies did have a negative effect on the Company’s operations in 2011 and 2010.

SLPE manufactures most of its products in Mexico and China. Teal has transferred a significant portion of its manufacturing to a wholly-owned subsidiary located in Mexico. SL-MTI manufactures a significant portion of its products in Mexico. SLPE, the High Power Group and SL-MTI price and invoice their sales primarily in U.S. dollars. The Mexican subsidiaries of SLPE, SL-MTI and Teal maintain their books and records in Mexican pesos. SLPE’s subsidiaries in China maintain their books and records in Chinese yuan; however, most of their sales are invoiced in U.S. dollars. Business operations conducted in Mexico or China incur their respective labor costs and supply expenses in Mexican pesos and Chinese yuan, as the case may be (see Note 18 for additional information).

Note 20. Fire Related Gain (Loss) And Insurance Recovery

On March 24, 2010, the Company sustained fire damage at its then leased manufacturing facility in Mexicali, Mexico. This facility manufactured products for both SLPE and MTE. The fire was contained to an area that manufactured MTE products. The Company was fully insured for the replacement of the assets damaged in the fire and for the loss of profits due to the business interruption and changed conditions caused by the fire. Details of the net fire related gain (loss) are as follows:

	Years Ended December 31,
	2011	2010
	(in thousands)
Fire related loss	$—	$(642)
Insurance recovery	277	533
Net fire related gain (loss)	$277	$(109)

The Company’s fire related loss includes the destruction of property and equipment, damaged inventory, cleanup costs and increased operating expenses incurred as a result of the fire. The Company’s insurance recovery represents the replacement cost of property and equipment damaged as a result of the fire, the fair market value of inventory damaged in the fire, cleanup costs and increased business expenses, net of applicable adjustments and deductibles.

During June 2011, the Company settled the fire damage claims with its insurance carriers for $810,000 and as a result the Company recorded a gain related to the fire of $277,000. The Company had recorded estimated insurance recoveries of $533,000 as of December 31, 2010. The Company received $610,000 from its insurance carriers on July 15, 2011 since the Company received a $200,000 advance from its carrier related to the fire loss in July 2010. No additional material gains, losses or recoveries are expected to be recognized in subsequent periods related to the fire loss.

Note 21. Related Party Transactions

RFL has an investment of $15,000 in RFL Communications PLC, (“RFL Communications”), representing 4.5% of the outstanding equity thereof. RFL Communications is a distributor of teleprotection and communication equipment located in the United Kingdom. It is authorized to sell RFL products in accordance with an international sales agreement. Sales to RFL Communications for 2011, 2010 and 2009 were $626,000, $655,000 and $715,000, respectively. Accounts receivable due from RFL Communications at December 31, 2011 and December 31, 2010 were $35,000 and $100,000, respectively.

The Company was a party to a Management Agreement (the “Agreement”) dated April 1, 2002 with Steel Partners Ltd. (“Steel Partners”). Steel Partners is a management company controlled by Warren G. Lichtenstein. Glen M. Kassan and John H. McNamara are employed by Steel Partners. Messrs. Lichtenstein and Kassan are directors of the Company. Mr. McNamara was a director of the Company from May 14, 2008 until June 8, 2011. As previously reported, Mr. Lichtenstein was elected to the Board on March 30, 2010 to fill the vacancy created by the resignation of James R. Henderson. On May 18, 2010, the parties terminated the Agreement. Under the Agreement, Steel Partners provided certain management services to the Company in consideration for an annual fee of $475,000, paid monthly. The Agreement was terminated, effective January 31, 2010, for a one-time payment of $150,000. Fees of approximately $190,000 were expensed by the Company for Steel Partners’ services in 2010. Fees of $475,000 were expensed by the Company for Steel Partners’ services in 2009.

Note 22. Selected Quarterly Financial Data (Unaudited)

	Three Months Ended March 31, 2011	Three Months Ended June 30, 2011		Three Months Ended September 30, 2011	Three Months Ended December 31, 2011		Twelve Months Ended December 31, 2011
	(in thousands, except per share data)
Net sales	$52,594	$56,266		$52,092	$51,379		$212,331
Cost of products sold	$34,819	$37,890		$36,011	$34,700		$143,420
Income from continuing operations before income taxes	$4,882	$5,758		$3,473	$4,304		$18,417
Net income (loss)(a)	$3,412	$4,209		$2,276	$(1,699)		$8,198
Basic net income (loss) per common share	$0.76	$0.93		$0.50	$(0.37)		$1.81
Diluted net income (loss) per common share	$0.75	$0.92		$0.50	$(0.37)		$1.79

(a) Includes (loss) income from discontinued operations, net of tax	$(190)	$593	(b)	$(261)	$(4,779	)(c)	$(4,637)
(b)
Income from discontinued operations, net of tax, includes a favorable settlement with a foreign tax authority which was recorded as part of discontinued operations. The settlement was associated with the Company’s Elektro-Metall Export GmbH subsidiary, which was sold in January 2003. As a result, during the second quarter of 2011, the Company recognized income of $787,000 ($619,000 tax and $168,000 interest) from a previously unrecognized tax position related to the settlement.

(c)	Loss from discontinued operations, net of tax, includes a $5,151,000, net of tax, charge related to estimated environmental remediation liabilities associated with the Pennsauken Site.

	Three Months Ended March 31, 2011	Three Months Ended June 30, 2011	Three Months Ended September 30, 2011	Three Months Ended December 31, 2011		Twelve Months Ended December 31, 2011
	(in thousands, except per share data)
Net sales	$42,133	$47,790	$49,141	$50,704		$189,768
Cost of products sold	$28,143	$32,579	$33,120	34,169		$128,011
Income from continuing operations before income taxes	$2,044	$3,193	$3,102	$4,464		$12,803
Net income (loss)(a)	$1,126	$1,014	$2,058	$(1,642)		$2,556
Basic net income (loss) per common share	$0.18	$0.17	$0.34	$(0.34)		$0.44
Diluted net income (loss) per common share	$0.18	$0.17	$0.34	$(0.33)		$0.44

(a) Includes (loss) from discontinued operations, net of tax	$(150)	$(1,049)	$(267)	$(5,760	)(b)	$(7,226)
(b)	The three months ended December 31, 2010, includes a provision for environmental remediation of $5,132,000, net of tax, related to the Pennsauken Site.

Note 23. Subsequent Events

On March 23, 2012, the Company entered into a series of foreign currency forwards to hedge its exposure to foreign exchange rate movements in its forecasted expenses in China and Mexico. These forwards were not designated as hedges as they did not meet the hedge accounting requirements. As such, changes in unrealized gains or losses on the foreign currency forwards will be reflected in the Company’s Consolidated Statements of Income.